Filed by Prime Medical Services, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Prime Medical Services, Inc.

Commission File No.: 333-117102

The following press release was made by Prime Medical Services, Inc. on August 4, 2004:

[PRIME MEDICAL LOGO]

FOR IMMEDIATE RELEASE

PRIME MEDICAL PROVIDES UPDATE ON MERGER WITH HEALTHTRONICS

AUSTIN, TX, August 4, 2004 – Prime Medical Services, Inc. (NASDAQ: PMSI), today reported that the waiting period under the Hart-Scott-Rodino Act of 1976 (the “Act”) has expired. As a result of the expiration of the waiting period, Prime can continue its joint efforts with HealthTronics Surgical Services, Inc. (NASDAQ: HTRN) to complete a merger of the two companies without further restrictions under the Act.

“We are pleased to have received this important clearance, and we will continue to work closely with HealthTronics to complete this merger,” said James Whittenburg, Senior Vice President and General Counsel of Prime.

On July 2, 2004, HealthTronics filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC), which is available on the SEC’s web site. This document is currently under review by the SEC. When the comment and response process has concluded, the finalized joint proxy statement/prospectus contained in the Form S-4 will be sent to both companies’ stockholders in connection with the stockholder meetings that will be held to vote on the transaction. It is anticipated that the closing of the merger would occur promptly after these meetings, assuming both companies’ stockholders approve the merger. The companies currently anticipate closing the merger in late September or early October of 2004.

About Prime

Prime is an industry leader in providing healthcare services to the urology community and is a market leader in the design and manufacturing of specialty vehicles for use in the medical and broadcast & communications industries. For more information, visit Prime’s website at www.primemedical.com.

About HealthTronics

HealthTronics Surgical Services is one of the nation’s leading providers of non-invasive and minimally invasive medical devices and surgical services for certain urologic and orthopaedic conditions. More information about HealthTronics can be found at the Company’s website, www.healthtronics.com.

Statements in this press release that are not strictly historical, including statements regarding plans for completion of the proposed merger, are “forward-looking” statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although Prime believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that the expectations will prove to be correct. Factors that could cause actual results to differ materially from Prime’s expectations include, among others, regulatory approvals, economic conditions, and other factors described from time to time in Prime’s periodic filings with the Securities and Exchange Commission.

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Prime Medical Services, Inc.		The Equity Group Inc.
Brad A. Hummel, President & CEO		Loren G. Mortman
John Q. Barnidge, Senior Vice President & CFO		(212) 836-9604, LMortman@equityny.com
(512) 314-4554		Lauren Barbera
www.primemedical.com		(212) 836-9610, LBarbera@equityny.com
www.theequitygroup.com

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INVESTOR NOTICES

HealthTronics filed a Registration Statement on Form S-4 with the SEC on July 2, 2004 that includes a joint proxy statement/prospectus of Prime and HealthTronics containing information about the proposed merger and related matters. HealthTronics’ Registration Statement on Form S-4 and the joint proxy statement/prospectus of Prime and HealthTronics included in the Form S-4 have not yet been finalized. Stockholders are urged to read the joint proxy statement/prospectus carefully, as it will contain important information that stockholders should understand before making a decision about the merger. The joint proxy statement/prospectus (when a final version is available), as well as other past and future filings containing information about the merger transaction and each corporation, can be obtained without charge at the SEC’s website (www.sec.gov). Copies of the joint proxy statement/prospectus, when available, and Prime’s and HealthTronics’ past and future SEC filings will also be obtainable, without charge, from John Q. Barnidge, Prime Medical Services, Inc., 1301 Capital of Texas Highway, Suite 200B, Austin, Texas 78746 (with respect to Prime’s filings) and from Martin J. McGahan, HealthTronics Surgical Services, Inc., 1841 West Oak Parkway, Suite A, Marietta, Georgia 30062 (with respect to HealthTronics’ filings).

Prime, HealthTronics, their directors and executive officers and certain of their members of management and employees may be deemed to be “participants in the solicitation” of proxies from the stockholders of Prime and HealthTronics in connection with the merger. Information regarding those participants and their interests in the merger may be obtained by reading the joint proxy statement/prospectus included in the Registration Statement on Form S-4 when it is filed with the SEC. In addition, information regarding such persons and their interests in Prime and HealthTronics is included in the proxy statements for each corporation’s most recent annual shareholders meetings which have been filed with the SEC and are available as described above.